Exhibit 5.1

[Letterhead of Hallett & Perrin]

December 23, 2010

USMD, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

UANT Ventures, L.L.P.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Ladies and Gentlemen:

We have acted as counsel to USMD Holdings, Inc., a Delaware corporation (the “Company”), in connection with the issuance of shares of its common stock, $.01 par value (“Common Stock”), pursuant to the terms of that certain Contribution and Purchase Agreement, dated as of August 19, 2010, by and among the Company, USMD Inc., Urology Associates of North Texas, L.L.P. and UANT Ventures, L.L.P. (the “Contribution Agreement”). The foregoing shares of Common Stock consist of (i) 10,000,000 shares (the “Primary Shares”) to be issued upon the closing of the transactions contemplated by the Contribution Agreement and (ii) up to 225,000 shares (the “Option Shares”) which are issuable upon exercise of the option granted to UANT Ventures, L.L.P. (the “Ventures Option”) at such closing.

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary. Based upon the foregoing, and subject to the further assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1. The Primary Shares, when issued in accordance with the terms and conditions of the Contribution Agreement, will be duly and validly issued, fully paid and nonassessable.

2. The Option Shares, when issued upon the exercise of the Ventures Option in accordance with its terms, will be duly and validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement filed by the Company on Form S-4 and to the reference to us under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement.

Very truly yours,

/s/ HALLETT & PERRIN